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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 25 2005

SEC FILE NUMBER
8-42976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

QUAKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

83 General Warren Boulevard, Suite 200
(No. and Street)

Malvern	Pennsylvania	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher — 610.232.1722
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street	Philadelphia	Pennsylvania	19103-3984
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quaker Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

Signature

Chief Financial Officer
Title

Sworn to and subscribed before me
this 28 day of Feb. 2005.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAKER SECURITIES, INC.
(A PENNSYLVANIA CORPORATION)
(S.E.C. I.D. No. 8-42976)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 5 2005
WASH. D.C.
213

BALANCE SHEET
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Filed in accordance with rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Quaker Securities, Inc.:

We have audited the accompanying balance sheet of Quaker Securities, Inc. (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Quaker Securities, Inc. at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2005

QUAKER SECURITIES, INC.
(A Pennsylvania Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 162,489
Security purchased under agreement to sell	528,564
Clearing broker deposit	750,000
Commission receivable	884,204
Deferred purchased services	18,899
Property and equipment—Net of accumulated depreciation of $504,445	176,059
Other receivables	226,989
Receivables from affiliates	502,548
Prepaid expenses and other assets	25,771
TOTAL ASSETS	$3,275,523

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 7,198
Payable to affiliates	6,086
Accrued purchased services	1,049,249
Accrued commission - recapture	26,113
Accrued salaries and commissions	261,055
Other liabilities	224,895
Income taxes payable	60,787
Total liabilities	1,635,383
SHAREHOLDER'S EQUITY:	
Common stock, Class A shares at .01 par value—1,000,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	1,224,199
Retained earnings	405,941
Total shareholder's equity	1,640,140
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$3,275,523

See notes to balance sheet.

1. ORGANIZATION AND NATURE OF BUSINESS

Quaker Securities, Inc. (the "Company") was incorporated on June 26, 1990 for the purpose of providing execution services as a registered broker-dealer. The Company provides institutional investors with private broker services for the execution of trades in listed equities, futures, options, NASDAQ/OTC, and equity basket trading from a wide range of domestic and foreign markets. The Company clears all of its customers' securities transactions on a fully disclosed basis through full service brokerage firms. Substantially all of the Company's revenue is from broker-dealer commissions. Approximately 55 percent of the Company's revenues are derived from customers located in the United States of America, and approximately 45 percent is derived from customers located in Europe and serviced by the Company's office in Nyon, Switzerland. The functional currency is the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rates of exchange at the balance sheet date.

The Company is wholly owned by Citco Quaker Holdings, Inc. (the "Parent") whose ultimate parent company is The Citco Group, Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents as of December 31, 2004 include highly liquid investments with maturities of three months or less.

Resale Agreements—Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Clearing Brokers Deposit—The Company has $750,000 on deposit with clearing brokers to secure its clearing agreements. Pursuant to these clearing agreements, the Company is required to assume customer obligations in the event of default.

Concentration of Credit Risk—The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash due from clearing organizations and commissions receivable. The Company places its cash with commercial banking institutions. At times, such cash may be in excess of the Federal Deposit Insurance Corporation insurance limit. In addition, the Company routinely assesses the financial strength of its customers as well as its broker-dealer counterparties and, as a consequence, believes that its credit risk exposure is limited.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are stated at cost less accumulated depreciation and includes leasehold improvements, computer equipment, and furniture and fixtures. Major renewals and betterments are capitalized.

Income Taxes—The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2004.

Estimates—The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Commission Recapture—Commission recapture is a form of directed brokerage where a client directs that a certain percentage of commissions charged on trading be held to pay client expenses. The Company recorded $26,113 of commission recapture for the year ended December 31, 2004.

3. PURCHASED SERVICES ARRANGEMENTS

The Company has entered into purchased services arrangements with certain institutional customers, whereby customers execute transactions through the company to generate commissions which are used, in part, to pay for services provided to such customers by third-party vendors. As of December 31, 2004, the Company had $18,899 in deferred purchased services and $1,049,249 in accrued purchased services.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 2.47 to 1. The Company's net capital was $654,550, and the required net capital was $107,765.

The Company has entered into a written agreement with its clearing firms which requires the clearing firms to perform a Proprietary Accounts of Introducing Brokers ("PAIB") reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company entered into various transactions with related parties. These transactions and the principal terms are summarized below:

At December 31, 2004, the Company had $20,023 on deposit with an affiliate bank.

At December 31, 2004, the receivables from affiliates of $502,548 represents amounts due from an affiliate entity.

At December 31, 2004, payable to affiliates of $6,086 includes amounts due to related entities consisting of general expenses.

6. COMMITMENTS AND CONTINGENCIES

The Company is renting office space in Malvern, Pennsylvania from an affiliate company under the terms of an annual operating agreement beginning in March 2004. The monthly rent payments under this agreement will be $6,137. Also, certain equipment is leased from non-related parties under operating leases expiring at various dates through April 2005.

The Company opened a trading office in Nyon, Switzerland in July 2000. The facilities were leased from a related party under the terms of an operating lease which expires on December 31, 2010. The lease is cancelable after a six-month notification.

In October 2002, the Company leased an automobile under the terms of an operating lease expiring in March 2005. Monthly lease payments under this lease are $1,238.

The Company is currently leasing transaction order software from an unrelated party under a service agreement. The agreement requires a minimum monthly service fee of $17,000, plus communication and transaction costs. The agreement is cancelable after a twelve-month notification.

The following is a summary of future minimum lease payments required under these operating leases:

December 31	
2005	$ 164,305
2006	160,044
2007	160,044
	$ 484,393

The Company had a loan guarantee in place with an affiliate company. The guarantee arose due to the start up operations of the affiliate company. The term of the guarantee was 3.5 years, and was due to expire on November 4, 2004. On September 20, 2004, the loan amount outstanding by the affiliate company was repaid.

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

7. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement saving plan (the "Plan") covering all qualified employees in the United States of America. Employees eligible to participate in the Plan must have completed three months of service and attained the age of 21. Under the terms of the Plan, the Company matches 100 percent of the employee's contribution up to 4 percent of total salary. The Plan also has a profit sharing feature, where the Company can contribute at its discretion. As of December 31, 2004, the Company has not contributed to the profit sharing plan.

Employees of the Company in Nyon, Switzerland are covered by a defined contribution government mandated retirement plan with an employer matching provision.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2005

Quaker Securities, Inc.
83 General Warren Boulevard
Suite 200
Malvern, PA 19355

In planning and performing our audit of the financial statements of Quaker Securities, Inc (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. [or other primary regulator], and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP